SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Corriente Resources Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

22027E409
(CUSIP Number)

Daniel Carriere
520 - 800 West Pender Street,
Vancouver, British Columbia, Canada
V6C 2V6
(604) 687-0449
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 22027E409	13D	Page 2 of 6 Pages

(1)	Name of Reporting Person Daniel Carriere
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,643,204
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,643,204
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,643,204
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 6.1%
(14)	Type of Reporting Person (See Instructions) IN

This Schedule 13D is being filed on behalf of Daniel Carriere (the "Reporting Person") relating to the common shares, no par value (the "Common Shares"), of Corriente Resources Inc., a corporation existing under the laws of British Columbia (the "Issuer").

Item 1.             Security and Issuer

This Schedule 13D relates to the Common Shares of the Issuer.  The address of the principal executive offices of the Issuer is 520 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6.

Item 2.             Identity and Background

This statement is filed by the Reporting Person.

The Reporting Person's business address is 520 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6.  The Issuer is a mineral exploration and development company.  The Reporting Person is the Issuer's Senior Vice-President.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of Canada.

Item 3.             Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire all of the Common Shares that he beneficially owns.

Item 4.             Purpose of Transaction

The Common Shares were acquired for investment purposes only. The Reporting Person does not have any current intention of acquiring ownership of, or control or direction over, any additional Common Shares.  Depending on market conditions and other relevant factors, the Reporting Person may, in the future, increase or decrease his beneficial ownership of, or control or direction over, Common Shares through market transactions, exercise of options, private agreements or otherwise.

Item 5.             Interest in Securities of the Issuer

(a)         As of the date hereof, the Reporting Person beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares

Daniel Carriere	4,643,204	6.1%

The percentage of outstanding Common Shares in the table above is based on a total of 75,610,518 Common Shares, being the 75,302,393 Common Shares outstanding as of March 31, 2009 plus a further 308,125 Common Shares that are considered to be beneficially owned by the Reporting Person on the basis that they are issuable upon the exercise of stock options currently held by the Reporting Person that have vested or are scheduled to vest within the next 60 days.

The Common Shares beneficially owned by the Reporting Person do not include a total of 211,875 Common Shares issuable upon the exercise of stock options currently held by the Reporting Person that have not yet vested and are not scheduled to vest within the next 60 days. These unvested stock options expire on the dates set forth below:

Number of Shares Underlying Option	Option Exercise Price	Option Expiry Date

20,625	CDN$5.25	February 6, 2011
41,250	CDN$4.10	January 1, 2012
62,500	CDN$5.41	January 2, 2013
87,500	CDN$3.89	January 1, 2014

(b)         The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 4,643,204 Common Shares.

(c)         Not applicable.

(d)         Not applicable.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by him subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

There are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.             Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2009

By:	/s/ DANIEL CARRIERE
Daniel Carriere